UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G/A

(Rule 13d-102)

INFORAMTION TO BE INCLUDED IN STATEMENS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDEMNTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

NATIONAL INVESTMENT MANAGERS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63654V108

(CUSIP Number)

November 3, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63654V108	Schedule 13G	Page 2 of 5 Pages

1	Names of Reporting Persons: Woodlands Commercial Bank (f/k/a Lehman Brothers Commercial Bank)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Utah
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11	Percent of Class Represented by Amount in Row (9) 0%[1]
12	Type of Reporting Person (See Instructions) BK

_________________________

1  Percentage is calculated based upon 37,158,748 shares of the Issuer’s common stock outstanding as of August 11, 2008 as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

CUSIP NO. 63654V108	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:
National Investment Managers Inc.
(b)	Address of Issuer’s Principal Executive Offices: 545 Metro Place South, Suite 100, Dublin, Ohio 43017

Item 2.

(a)	Name of Person Filing
Woodlands Commercial Bank (f/k/a Lehman Brothers Commercial Bank)
(b)	Address of Principal Business Office or, if none, Residence
745 Seventh Avenue, New York, NY 10019
(c)	Citizenship Utah, United States of America
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number:
63654V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☒	Bank as defined in section 3(a)(6) of the Act. (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act )15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Section 240.13d-1(b)-(1)(ii)(J).

CUSIP NO. 63654V108	Schedule 13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
0
(b)	Percent of Class:
0% [1]
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote.
0
(ii) Shared power to vote or to direct the vote. 0
(iii) Sole power to dispose or to direct the disposition of. 0
(iv) Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A.

Item 8.	Identification and Classification of Members of the Group

N/A.

Item 9.	Notice of Dissolution of Group

N/A.

_________________________

1  Percentage is calculated based upon 37,158,748 shares of the Issuer’s common stock outstanding as of August 11, 2008 as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

CUSIP NO. 63654V108	Schedule 13G	Page 5 of 5 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2008

WOODLANDS COMMERCIAL BANK (F/K/A LEHMAN BROTHERS COMMERICAL BANK)
/s/ Darren S. Lane
Name: Darren S. Lane
Title: Operations Officer